 Exhibit 5

Second Amendment to Common Stock Purchase Agreement

This Second Amendment to Common Stock Purchase Agreement (the “Second Amendment”) is made and entered into as of February 23, 2012 by and between Green Mountain Coffee Roasters, Inc., a Delaware corporation (the “Company”), and Luigi Lavazza S.p.A., an Italian corporation (“Lavazza”), amending that certain Common Stock Purchase Agreement, dated as of August 10, 2010, as amended and in effect from time to time, between the Company and Lavazza (the “Purchase Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Purchase Agreement.

WITNESSETH

WHEREAS, pursuant to the Purchase Agreement, Lavazza has certain rights and restrictions with respect to the sale or hedging of shares of Common Stock held by Lavazza; and

WHEREAS, the parties wish to amend the Purchase Agreement to amend and clarify certain provisions of the Purchase Agreement in respect of such rights and restrictions.

NOW, THEREFORE, for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and Lavazza agree as follows:

1.  Amendment to Section 6.3 of the Purchase Agreement. Section 6.3 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“6.3  Public Announcements. The Company and Lavazza shall consult with one another before issuing any press release or any public statement with respect to the transactions contemplated by the Transaction Documents or the Second Amendment (including a Hedge Transaction (as defined below)) and matters related thereto. Except as otherwise required or permitted by this Agreement, neither the Company nor Lavazza shall, nor permit any of their respective Subsidiaries or representatives to, make any public disclosure regarding the transactions contemplated by the Transaction Documents or the Second Amendment (including a Hedge Transaction) unless (a) the other party to this Agreement shall have approved such disclosure (which approval shall not be unreasonably withheld, conditioned or delayed) or (b) such disclosure is required by applicable law; provided that the party required by law to make a public disclosure regarding the transactions will, to the extent practicable and permitted by applicable law, provide the other party opportunity to consult in advance of making such disclosure.”

2. Amendment to Section 8(a) of the Purchase Agreement.  Section 8(a) of the Purchase Agreement is hereby amended by inserting the following at the end of such Section:

“Notwithstanding clause (ii) above, if, at any time after the date hereof, the total number of shares of Common Stock beneficially owned by Lavazza is less than five percent (5%) of the then total number of shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, Lavazza shall be permitted to enter into a share collar transaction (a “Hedge Transaction”) with respect to a number of shares of Common Stock equal to up to one-half of the number of shares of Common Stock then beneficially owned by Lavazza (such shares, the “Hedged Shares”) as long as (i) at the time of initiating such Hedge Transaction the total number of shares of Common Stock beneficially owned by Lavazza remains below such five percent (5%) threshold and (ii) the initial term of such transaction is not less than three years and provided that, if a Hedge Transaction is consummated, during the period from the date of initiation of such Hedge Transaction until the date that is one (1) year after such initiation (the “Additional Restricted Period”), Lavazza shall not sell, pledge or otherwise transfer (or enter into an obligation regarding the future sale, pledge or transfer of) any of the Shares or Restricted Additional Shares (other than the Hedged Shares).  During the period beginning on the initial date of the Hedge Transaction and ending on the eighteen (18) month anniversary of such initial date (the “Initial Hedge Period”), a modification to a Hedge Transaction that increases the number of shares subject to, increases the maturity of, or amends the put option and call option strike prices of, such hedge (excluding customary adjustments for corporate actions or actions listed on Schedule I made by the calculation agent/hedging counterparty in its sole discretion, for which no prior written consent of the Company is required) shall be considered a new hedge and shall be prohibited in accordance with clause (ii) above without the prior written consent of the Company; provided that such limitation with respect to amendments to the put option and call option strike prices shall only continue until the twelve (12) month anniversary of the initial date of the Hedge Transaction (the “Twelve Month Anniversary”). Any amendment to the Hedge Transaction that relates to possible changes to the option payout (including, but not limited to, prepayment, changes in pricing assumptions relating to dividends or stock borrow, and elections as a consequence of a corporate action), or that reduces the maturity (including an early unwind or termination, partial or full) of the Hedge Transaction or that is in response to changes outside of the control of Lavazza in tax, law or accounting or other similar events, or, after the Twelve Month Anniversary, that amends the put option or call option strike prices (each, a “Permitted Amendment”), shall not require the prior written consent of the Company.  Except as set forth in the two immediately preceding sentences of this Section 8(a), any modification to the Hedge Transaction during the Initial Hedge Period, shall require the prior written consent of the Company, which consent shall not be unreasonably withheld. After the Initial Hedge Period, any Permitted Amendment or any other amendment to the Hedge Transaction, other than an amendment that increases the number of shares of Common Stock subject to such hedge (excluding customary adjustments for corporate actions or actions listed on Schedule I made by the calculation agent/hedging counterparty in its sole discretion, for which no prior written consent of the Company is required), shall not require the prior written consent of the Company.  Notwithstanding anything to the contrary in this Section 8(a), if, at the time of any proposed modification to the Hedge Transaction, the total number of shares of Common Stock beneficially owned by Lavazza is above five percent (5%) of the then total number of shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, other than as a result of a reduction by the Company of the number of shares of Common Stock outstanding, Lavazza will not be permitted to so modify the Hedge Transaction without the consent of the Company (excluding customary adjustments for corporate actions or actions listed on Schedule I made by the calculation agent/hedging counterparty in its sole discretion, for which no prior written consent of the Company is required). With respect to any amendment to the Hedge Transaction for which no prior written consent by the Company is required hereunder, Lavazza shall give the Company prior written notice of such amendment as promptly as practicable, but in any event at least five (5) Business Days prior to the effectiveness of such amendment; provided that in the event of an amendment to the Hedge Transaction made by the calculation agent/hedging counterparty in its sole discretion, Lavazza shall give the Company written notice within five (5) Business Days after receiving notice of such amendment.”

3.   Amendment to Section 8(b) of the Purchase Agreement. Section 8(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b)  Lavazza further agrees that until the end of the Standstill Period (other than during any Additional Restricted Period, as to which the provisions of Section 8(a) shall govern), Lavazza shall not sell, pledge or otherwise transfer (or enter into an obligation regarding the future sale, pledge or transfer of) any of the Shares or any Restricted Additional Shares without the Company’s prior written consent; provided, however, that Lavazza may sell such Shares or Restricted Additional Shares  (i) in the open market (other than by means of a Negotiated Trade) or (ii) to a Person that is an institution of the type described in Rule 13d-1(b)(1)(i) under the Exchange Act, other than a hedge fund or an institution that has, during the twelve months prior to such sale, engaged in a proxy contest or otherwise filed a Schedule 13D with the intent to change or influence control over an issuer (any such Person, an “Eligible Financial Institution”).  For the avoidance of doubt, Lavazza may sell any of the Shares or any Additional Shares pursuant to an effective registration statement filed in accordance with the Registration Rights Agreement so long as, in the case of a demand registration thereunder, such sale is otherwise in accordance with the provisions of this Section 8(b).  In addition, and without limiting the foregoing, in connection with a Hedge Transaction permitted pursuant to Section 8(a), Lavazza may, notwithstanding any other provision of this Agreement, including Section 10.4, pledge, lend or otherwise similarly transfer a number of shares of Common Stock equal to the Hedged Shares to the counterparty for such Hedge Transaction (a “Stock Lend”).  Notwithstanding the foregoing, Lavazza will, upon notice by the Company to Lavazza of a meeting to be held of the stockholders of the Company at which action is proposed to be taken by such stockholders, which notice shall be provided at least five (5) Business Days prior to the record date for such meeting and shall describe in reasonable detail the matters to be voted on at such meeting, during a Hedge Transaction, obtain the return of, and the ability to vote, any shares subject to a Stock Lend (or cause such shares to be voted) in accordance with Section 10.4, but the failure to obtain the ability to vote such shares under the circumstances provided on Schedule II shall not constitute a breach of this Agreement.  As and to the extent necessary, the irrevocable proxy granted in Section 10.4(b) is and shall be deemed released to the extent, but only to the extent, that the shares subject to a Stock Lend cannot be voted by or on behalf of Lavazza at any meeting of the stockholders of the Company during the pendency of the Hedge Transaction.”

4.   Amendment to Section 8(c) of the Purchase Agreement. Section 8(c) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“(c)  The Company may impose stop-transfer instructions to effectuate the provisions of this Section 8 and, during any Additional Restricted Period, may stamp each certificate evidencing any of the Shares with the applicable legends set forth in Section 5.12 hereof.”

5.  Amendment to Section 10.2(b) of the Purchase Agreement. Section 10.2(b) of the Purchase Agreement is hereby amended by inserting the following at the end of such Section:

“For the avoidance of doubt, in the event the total number of shares of Common Stock beneficially owned by Lavazza is below five percent (5%) of the then total number of shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, other than as a result of an increase by the Company of the number of shares of Common Stock outstanding, Lavazza’s right to propose a candidate for the Lavazza Nominee shall terminate.”

6.   Amendment to Section 10.4 of the Purchase Agreement. Section 10.4 of the Purchase Agreement is hereby amended by inserting the following at the beginning of such Section (and applicable to all subsections thereof):

“Subject to Section 8(b) of this Agreement:”.

7.   Miscellaneous Provisions.

7.1           Effect of Amendment. In the event of any conflict or inconsistency between the terms of this Second Amendment and the terms of the Purchase Agreement, the terms of this Second Amendment will control. Except to the extent expressly modified herein or in conflict with the terms of this Second Amendment, the terms of the Purchase Agreement shall remain in full force and effect.

7.2           Counterparts.  This Second Amendment may be executed in two counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

7.3           No Amendment.  No amendment, alteration or modification of any of the provisions of this Second Amendment will be binding unless made in writing and signed by each of the parties hereto.

7.4           Governing Law.  This Second Amendment shall be governed by, and construed in accordance with, the law of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

IN WITNESS WHEREOF, each of the undersigned has executed this Second Amendment as an agreement under seal as of the date first above written.

Luigi Lavazza S.p.A.	Green Mountain Coffee Roasters, Inc.

By: /s/ Antonio Baravalle	By: /s/ Howard Malovany
Name: Antonio Baravalle	Name: Howard Malovany
Title: Chief Executive Officer	Title: Vice President, Corporate General Counsel & Secretary